# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marinus Pharmaceuticals, Inc., CIK 0001267813
CUSIP: 56854Q200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5 Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-24-006785
Filed by CIK 0001631134

## Reporting persons
- Sofinnova Investments, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sofinnova BioEquities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Healy: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Eric Delbridge: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Marinus Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 5 Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, Pennsylvania 19087, United States of America

## Item 2. Person Filing
Name of person filing:
Sofinnova Investments, Inc.
Sofinnova BioEquities GP LLC
James Healy
Eric Delbridge
Address of principal business office or, if none, residence:
Sofinnova Investments, Inc.
3000 Sand Hill Road, Building 3, Suite 150
Menlo Park, California 94025
United States of America

Sofinnova BioEquities GP LLC
3000 Sand Hill Road, Building 3, Suite 150
Menlo Park, California 94025
United States of America

James Healy
c/o Sofinnova Investments, Inc.
3000 Sand Hill Road, Building 3, Suite 150
Menlo Park, California 94025
United States of America

Eric Delbridge
c/o Sofinnova BioEquities GP LLC
3000 Sand Hill Road, Building 3, Suite 150
Menlo Park, California 94025
United States of America
Citizenship:
Sofinnova Investments, Inc. - California
Sofinnova BioEquities GP LLC - Delaware
James Healy - United States of America
Eric Delbridge - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Sofinnova Investments, Inc. - 0
Sofinnova BioEquities GP LLC - 0
James Healy - 0
Eric Delbridge - 0
Percent of class:
Sofinnova Investments, Inc. - 0.0%
Sofinnova BioEquities GP LLC - 0.0%
James Healy - 0.0%
Eric Delbridge - 0.0%
Sole power to vote or to direct the vote:
Sofinnova Investments, Inc. - 0
Sofinnova BioEquities GP LLC - 0
James Healy - 0
Eric Delbridge - 0
Shared power to vote or to direct the vote:
Sofinnova Investments, Inc. - 0
Sofinnova BioEquities GP LLC - 0
James Healy - 0
Eric Delbridge - 0
Sole power to dispose or to direct the disposition:
Sofinnova Investments, Inc. - 0
Sofinnova BioEquities GP LLC - 0
James Healy - 0
Eric Delbridge - 0
Shared power to dispose or to direct the disposition:
Sofinnova Investments, Inc. - 0
Sofinnova BioEquities GP LLC - 0
James Healy - 0
Eric Delbridge - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 1 are directly owned by advisory clients of Sofinnova Investments, Inc. and/or Sofinnova BioEquities GP LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- Sofinnova Investments, Inc.: By: /s/ James Healy, James Healy / Director (02/12/2025)
- Sofinnova BioEquities GP LLC: By: /s/ Eric Delbridge, Eric Delbridge / Managing Member (02/12/2025)
- James Healy: By: /s/ James Healy, James Healy (02/12/2025)
- Eric Delbridge: By: /s/ Eric Delbridge, Eric Delbridge (02/12/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.